UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2010
Estimated average burden
SCHEDULE 13D	hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Sand Technology Inc.

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

799774302

(CUSIP Number)

Thomas M. O'Donnell

420 S. LaSalle Street Suite 3220 Chicago, IL 60605

815 – 337 - 3734

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2009

(Date of Event Which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 799774302

1.	Names of Reporting Persons Thomas M. O’Donnell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,181,352 Class A Shares

	8.	Shared Voting Power

	9.	Sole Dispositive Power 2,181,352 Class A Shares

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,181,352 Class A Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.96%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 799774302

1.	Names of Reporting Persons. Bradley G. Griffith

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 789,775 Class A Shares

	8.	Shared Voting Power

	9.	Sole Dispositive Power 789,775 Class A Shares

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 789,775 Class A Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.61%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 799774302

1.	Names of Reporting Persons. Bradford Kunde

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 456,775 Class A Shares

	8.	Shared Voting Power

	9.	Sole Dispositive Power 456,775 Class A Shares

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 456,775 Class A Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.09%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 799774302

1.	Names of Reporting Persons. Irwin Zalcberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,251,726 Class A Shares

	8.	Shared Voting Power

	9.	Sole Dispositive Power 2,251,726 Class A Shares

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,251,726 Class A Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.29%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 799774302

1.	Names of Reporting Persons. Carol A. Fiala – O’Donnell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 501,000 Class A Shares

	8.	Shared Voting Power

	9.	Sole Dispositive Power 501,000 Class A Shares

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 501,000 Class A Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.29%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 2 amends and supplements, as set forth below, the information contained in Items 1, 2, 3, 4, 5, and 6 of the Schedule 13D filed on April 18, 2008 (the “Original Schedule 13D”), as amended by Amendment No. 1 on December 23, 2008, by the Reporting Persons.  All capitalized terms used herein but not defined herein have the meanings set forth in the Original Schedule 13D.

This Schedule 13D relates to Class A common shares, no par value (the “Common Shares”) of Sand Technology Inc., a Quebec corporation (the “Company”).  The Company maintains principal executive offices at 215 Redfern Avenue, Suite 410, Montréal, Québec (Canada) H3Z 3L5.

This Schedule 13D is being filed by the Reporting Persons (as defined in Item 2 below) to report their acquisition of additional Common Shares and warrants to purchase Common Shares.  Two of the Reporting Persons also beneficially own Common Shares purchased on the open market, which shares are included in this Schedule 13D.  Based on such beneficial ownership and assuming full conversion of debenture, each with a face value of $900, convertible at the option of the Reporting Persons into Common Shares at a conversion rate of $0.45 per Common Share (collectively, the “Debentures”), and full exercise of warrants, each of the Reporting Persons may be deemed the beneficial owner of more than 5% of the Common Shares.

Item 2.	Identity and Background

Paragraph 2 of Item 2 of the Original Schedule 13D is amended and restated in its entirety as follows:

Thomas M. O’Donnell, a citizen of the United States of America, with an address at 440 S. LaSalle Street Suite 3220 Chicago, IL 60605.  Thomas M. O’Donnell is presently employed as Chief Executive Officer of Edge Specialists, LLC with a principal business address of 440 S. LaSalle Street Suite 3220 Chicago, IL 60605 and as Chief Executive Officer and President of the Company.

Item 3.	Source and Amount of Funds or Other Consideration

The following paragraph is added to Item 3:

Pursuant to a Private Placement Agreement dated November 6, 2009 by and between certain investors and the Company (“Private Placement”), each of Mr. O’Donnell, Mr. Kunde, Mr. Griffith and Mr. Zalcberg agreed to purchase certain units from the Issuer (“Private Placement Units”), in the aggregate face value of $300,000, which Private Placement Units each consist of (1) two Common Shares, and (2) 1 warrant convertible into a Common Share at an exercise price of $0.50 per Common Share (each a “PPM Warrant”).  The Private Placement Units were acquired using personal funds of each of Mr. O’Donnell, Mr. Kunde, Mr. Griffith and Mr. Zalcberg. The aggregate purchase price for the 300,000 Private Placement Units owned by each of Mr. O’Donnell, Mr. Kunde, Mr. Griffith and Mr. Zalcberg was $300,000.

Item 4.	Purpose of Transaction

The following paragraph it added to Item 4:

Effective November 1, 2009, Thomas M. O’Donnell has been appointed the President and Chief

Executive Officer of the Company.  In connection with this appointment, Mr. O’Donnell will be entitled to the right to acquire 50,000 Common Shares per month (at $0.35 per Common Share).  In addition to these roles, Mr. O’Donnell will continue to serve on the Board of Directors of the Company.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is amended and restated in its entirety as follows:

As of July 6, 2009, the date of the Company’s last filed report of foreign issuer on Form 6-K, the Company had issued and outstanding 14,318,189 Common Shares. All ownership percentages in this Schedule 13D are computed on a “fully diluted basis,” based on information provided by the Company, with a denominator of 21,892,828, comprised of outstanding Common Shares, Common Shares issuable upon full conversion of all Debentures, plus the Common Shares assuming full exercise of all warrants and employee-related option and Common Share grants.

In addition to the Reporting Persons’ right to convert Debentures into Common Shares, at the option of the Company, each Debenture may be converted into 2,000 Common Shares if the bid price of the Company’s Common Shares has been above $1.50 for sixty (60) consecutive trading days. Each Warrant may be exercised by the Reporting Persons at a price of $0.70 per Common Share at any time until the earlier of the close of business on the day which is thirty-six (36) months from April 18, 2008 or the sixtieth (60th) consecutive trading day in which the bid price of the Common Shares has been above $1.50. Each PPM Warrant may be exercised by the Reporting Persons at a price of $0.50 per Common Share at any time.

Irwin Zalcberg directly beneficially owns 934,625 Common Shares purchased on the open market, 285,714 Common Shares purchased pursuant to the Private Placement, 278,000 Common Shares issuable upon exercise (at an exercise price of $0.70 per Common Share) of previously reported warrants, 142,857 Common Shares issuable upon exercise (at an exercise price of $0.50 per Common Share) of PPM Warrants, 556,000 Common Shares issuable upon conversion of 278 previously reported Debentures, and 54,530 Common Shares representing Mr. Zalcberg’s share of accrued interest on the Debentures that is payable in Common Shares (at $0.45 per Common Share) (“PIK Interest”). In the aggregate, assuming full conversion of such Debentures and full exercise of such warrants and PPM Warrants, Mr. Zalcberg has beneficial ownership of 2,251,726 Common Shares, representing 10.29% of the outstanding Common Shares (on a fully diluted basis), as of the date of this Schedule 13D.

Thomas M. O’Donnell directly beneficially owns 404,700 Common Shares purchased on the open market, 428,571 Common Shares purchased pursuant to the Private Placement, 334,000 Common Shares issuable upon exercise (at an exercise price of $0.70 per Common Share) of previously reported warrants, 214,286 Common Shares issuable upon exercise (at an exercise price of $0.50 per Common Share) of PPM Warrants, 668,000 Common Shares issuable upon conversion of 334 previously reported Debentures, 81,795 Common Shares representing Mr. O’Donnell’s share of PIK Interest, and 50,000 Common Shares that he has the right to acquire (at $0.35 per Common Share) as compensation for services rendered as Chief Executive Officer of the Company (the “Compensation Shares”). In the aggregate, assuming full conversion of such Debentures, full exercise of such warrants and PPM Warrants, and acquisition of the maximum number of Compensation Shares, Mr. O’Donnell has beneficial ownership of 2,181,352 Common Shares, representing 9.96% of the outstanding Common Shares (on a fully diluted basis), as of the date of this Schedule 13D.

Bradley G. Griffith directly beneficially owns 71,429 Common Shares purchased pursuant to the Private Placement, 223,000 Common Shares issuable upon exercise (at an exercise price of $0.70 per Common Share) of previously reported warrants, 35,714 Common Shares issuable upon exercise (at an exercise price of $0.50 per Common Share) of PPM Warrants, 446,000 Common Shares issuable upon conversion of 223 previously reported Debentures, and 13,633 Common Shares representing Mr. Griffith’s share of PIK Interest. In the aggregate, assuming full conversion of such Debentures and full exercise of such warrants and PPM Warrants, Mr. Griffith has beneficial ownership of 789,775 Common Shares, representing 3.61% of the outstanding Common Shares (on a fully diluted basis), as of the date of this Schedule 13D.

Bradford Kunde directly beneficially owns 71,429 Common Shares purchased pursuant to the Private Placement, 112,000 Common Shares issuable upon exercise (at an exercise price of $0.70 per Common Share) of previously reported warrants, 35,714 Common Shares issuable upon exercise (at an exercise price of $0.50 per Common Share) of PPM Warrants, 224,000 Common Shares issuable upon conversion of 112 previously reported Debentures, and 13,633 Common Shares representing Mr. Kunde’s share of PIK Interest. In the aggregate, assuming full conversion of such Debentures and full exercise of such warrants and PPM Warrants, Mr. Kunde has beneficial ownership of 456,775 Common Shares, representing 2.09% of the outstanding Common Shares (on a fully diluted basis), as of the date of this Schedule 13D.

Carol A. Fiala — O’Donnell directly beneficially owns 167,000 Common Shares issuable upon exercise (at an exercise price of $0.70 per Common Share) of previously reported warrants, and 334,000 Common Shares issuable upon conversion of 167 previously reported Debentures. In the aggregate, assuming full conversion of such Debentures and full exercise of such warrants, Ms. Fiala — O’Donnell has beneficial ownership of 501,000 Common Shares, representing 2.29% of the outstanding Common Shares (on a fully diluted basis), as of the date of this Schedule 13D.

Each Reporting Person has sole voting power and sole dispositive power with respect to the number of Common Shares as described above. The Reporting Persons have executed the voting agreement attached hereto as Exhibit 1. See the fourth paragraph of Item 4 for a description of the voting agreement.

The Reporting Persons effected transactions in Common Shares during the past 60 days that are described in Schedule A attached hereto.

No other person other than the Reporting Persons is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons as described in this Schedule 13D.

Item 6.	Item 6 of the Original Schedule 13D is amended and restated in its entirety as follows:

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than  (1) the voting agreement filed on April 29, 2008 with the Company’s

Schedule 13D and incorporated by reference herein; (2) the subscription agreement for Units, the form of which was filed on April 29, 2008 with the Company’s Schedule 13D and is incorporated by reference herein; (3) the Intercreditor and Collateral Agency Agreement between the Reporting Persons and the Company, which governs the Reporting Persons’ handling of the collateral securing the Debentures, filed on April 29, 2008 with the Company’s Schedule 13D and incorporated by reference herein; and (4) the Joint Filing Agreement of the Reporting Persons with respect to this Schedule 13D included as Exhibit 6 hereto.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is amended and restated in its entirety as follows:

Exhibit 1:                Voting Agreement dated as of April 18, 2008 by and among Thomas M. O’Donnell, Bradley G. Griffith, Bradford Kunde, Irwin Zalcberg, Carol A. Fiala-O’Donnell, Arthur G. Ritchie and Sand Technology Inc. filed on April 29, 2008 with the Company’s Schedule 13D and incorporated by reference herein.

Exhibit 2:                Non-Brokered Private Placement Subscription Agreement for Units dated as of April 18, 2008, by and among Thomas M. O’Donnell, Bradley G. Griffith, Bradford Kunde, Irwin Zalcberg, Carol A. Fiala-O’Donnell and Sand Technology Inc. filed on April 29, 2008 with the Company’s Schedule 13D and incorporated by reference herein.

Exhibit 3:                Intercreditor and Collateral Agency Agreement dated as of April 18, 2008, by and among Thomas M. O’Donnell, Bradley G. Griffith, Bradford Kunde, Irwin Zalcberg, Carol A. Fiala-O’Donnell and Sand Technology Inc. filed on April 29, 2008 with the Company’s Schedule 13D and incorporated by reference herein.

Exhibit 4:                Joint Filing Agreement dated as of, April 18, 2008 by and among Thomas M. O’Donnell, Bradley G. Griffith, Bradford Kunde, Irwin Zalcberg, and Carol A. Fiala-O’Donnell filed on April 29, 2008 with the Company’s Schedule 13D and incorporated by reference herein.

Exhibit 5:                Joint Filing Agreement dated as of December 23, 2008, by and among Thomas M. O’Donnell, Bradley G. Griffith, Bradford Kunde, Irwin Zalcberg, and Carol A. Fiala O’Donnell filed on December 23, 3008, 2008 with the Company’s First Amendment to Schedule 13D and incorporated by reference herein.

Exhibit 6: Joint Filing Agreement dated as of January 15, 2010, by and among Thomas M. O’Donnell, Bradley G. Griffith, Bradford Kunde, Irwin Zalcberg, and Carol A. Fiala O’Donnell.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 15, 2010

/s/ Thomas M. O’Donnell
THOMAS M. O’DONNELL

/s/ Bradley G. Griffith
BRADLEY G. GRIFFITH

/s/ Bradford Kunde
BRADFORD KUNDE

/s/ Irwin Zalcberg
IRWIN ZALCBERG

/s/ Carol A. Fiala O’Donnell
CAROL A. FIALA O’DONNELL

Exhibit Index

Exhibit 6	Joint Filing Agreement dated as of January 15, 2010, by and among Thomas M. O’Donnell, Bradley G. Griffith, Bradford Kunde, Irwin Zalcberg, and Carol A. Fiala-O’Donnell.

Schedule A

Transactions in Shares by the Reporting Persons Since October 1, 2009

All of the transactions of Shares set forth below were made by Irwin Zalcberg in the open market.

Date of Transaction	Number of Shares Sold	Price Per Share	Aggregate Sale Price
10/1/2009	2500	$0.37	$925.00
10/2/2009	1690	$0.37	$625.30